August 11, 2008
Brett P. Thornton
bthornton@porterwright.com

Porter Wright	VIA EDGAR AND
Morris & Arthur LLP	VIA FAX (202) 772-9366
41 South High Street
Suites 2800-3200
Columbus, Ohio 43215-6194	Russell Mancuso, Esq.
Branch Chief
Direct: (614) 227-2136	U.S. Securities and Exchange Commission
Fax: 614-227-2100	100 F Street, N.E.
Toll free: 800-533-2794	Mail Stop 6010
Washington, DC 20549

Re:	Neoprobe Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 11, 2008
File No. 333-150650

Dear Mr. Mancuso:

On behalf of Neoprobe Corporation (“Neoprobe” or the “Company”), we have filed simultaneously via EDGAR Amendment No. 3 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”), which amendment addresses the single comment contained in your August 1, 2008 letter to Brent L. Larson concerning the Registration Statement (the “Comment Letter”). We have also filed via EDGAR a version of the Registration Statement marked to show the changes made by the Amendment.

This letter is in response to the Comment Letter. For convenience of your review, we have repeated your comment in italics immediately above the corresponding response.

Selling Stockholder, page 77.

1. Your response to prior comment 4 is inconsistent with the disclosure in the penultimate sentence on page 4. We assume that the disclosure on page 4 is incorrect in that it is inappropriate to register alternative shares as the disclosure suggests.

Response

Although we believe that there is no basis in the Securities Act of 1933 or the regulations promulgated thereunder for your comment that “it is inappropriate to register alternative shares as the disclosure suggests,” given the Company’s desire not to further prolong the Staff review process, we have modified the disclosure as requested in your comment.

Russell Mancuso, Esq.
August 11, 2008

     We trust that the foregoing response fully addresses the comment contained in your letter. If you have no further comments or questions, also please so advise the undersigned as soon as possible so that the Company may request acceleration of the effectiveness of the registration statement.
Very truly yours,
/s/ Brett P. Thornton
Brett P. Thornton
WJK
cc: Mr. Brent L. Larson